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                             September 15, 2022

       Piers VanZiffle
       President and Director
       KBridge Energy Corp
       1530 Elizabeth Avenue, Unit 2
       Las Vegas, NV 89119

                                                        Re: KBridge Energy Corp
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed September 2,
2022
                                                            File No. 333-102931

       Dear Mr. VanZiffle:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 15 - Controls and Procedures
       B. Management's Annual Report on Internal Control over Financial Reporting, page 15

   1.                                                   In the initial
paragraph of 'Management   s Annual Report on Internal Control over
                                                        Financial Reporting,'
you refer to your "evaluation of the effectiveness of our internal control over financial
reporting as of December 31, 2020." Please revise your report to refer to the fiscal
year ended December 31, 2021.
 Piers VanZiffle
FirstName LastNamePiers  VanZiffle
KBridge Energy   Corp
Comapany 15,
September NameKBridge
               2022     Energy Corp
September
Page  2   15, 2022 Page 2
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-1

2. Please amend your filing for your independent auditors to revise their auditors' report to include the following:
             A statement that the audit was conducted in accordance with the standards of the
              PCAOB, rather than just their auditing standards.
             A statement that the auditor is a public accounting firm registered with the PCAOB
              (United States) and is required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB, rather than just in reference to relevant ethical requirements.
         Refer to the guidance in paragraph .09 of AS3101. Please ensure the amendment includes the entire annual report and appropriate updated certifications that refer to the Form 20-
         F/A.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services